

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 13, 2016

Via E-mail
Matthew R. DeNezza
Chief Financial Officer
Eclipse Resources Corporation
2121 Old Gatesburg Rd, Suite 110
State College, PA 16803

     Re: Eclipse Resources Corporation
                Form 10-K for Fiscal Year Ended December 31, 2015
                Filed March 4, 2016
                File No. 1-36511

Dear Mr. DeNezza:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               /s/ Ethan Horowitz

                               Ethan Horowitz
                               Branch Chief
                               Office of Natural Resources